Exhibit 99.1

ZTO Reports Third Quarter 2024 Unaudited Financial Results

Robust Profitability amidst Consumption Mix-shift

Adjusted Net Income Grew 2.0% to RMB2.4 Billion

Parcel Volume Increased 15.9% to 8.7 Billion

SHANGHAI, Nov. 20, 2024 /PRNewswire/ - ZTO Express (Cayman) Inc. (NYSE: ZTO and SEHK: 2057), a leading and fast-growing express delivery company in China (“ZTO” or the “Company”), today announced its unaudited financial results for the third quarter ended September 30, 2024[1]. The Company grew parcel volume by 15.9% year over year while maintaining high quality of service and customer satisfaction. Adjusted net income increased 2.0%[2] to reach RMB2,387.3 million. Cash generated from operating activities was RMB3,112.0 million.

Third Quarter 2024 Financial Highlights

•	Revenues were RMB10,675.0 million (US$1,521.2 million), an increase of 17.6% from RMB9,075.9 million in the same period of 2023.
•	Gross profit was RMB3,334.8 million (US$475.2 million), an increase of 23.2% from RMB2,706.4 million in the same period of 2023.
•	Net income was RMB2,379.0 million (US$339.0 million), an increase of 1.3% from RMB2,349.6 million in the same period of 2023.
•	Adjusted EBITDA[3] was RMB3,739.5 million (US$532.9 million), an increase of 8.7% from RMB3,438.6 million in the same period of 2023.
•	Adjusted net income was RMB2,387.3 million (US$340.2 million), an increase of 2.0% from RMB2,340.7 million in the same period of 2023.
•	Basic and diluted net earnings per American depositary share (“ADS”[4]) were RMB2.98 (US$0.42) and RMB2.90 (US$0.41), an increase of 2.4% and 2.1% from RMB2.91 and RMB2.84 in the same period of 2023, respectively.
•	Adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders[5] were RMB2.99 (US$0.43) and RMB2.91 (US$0.41), an increase of 3.5% and 2.8% from RMB2.89 and RMB2.83 in the same period of 2023, respectively.
•	Net cash provided by operating activities was RMB3,112.0 million (US$443.5 million), compared with RMB2,938.1 million in the same period of 2023.

Operational Highlights for Third Quarter 2024

•	Parcel volume was 8,723 million, an increase of 15.9% from 7,523 million in the same period of 2023.
•	Number of pickup/delivery outlets was over 31,000 as of September 30, 2024.
•	Number of direct network partners was over 6,000 as of September 30, 2024.
•	Number of self-owned line-haul vehicles was over 10,000 as of September 30, 2024.
•	Out of the over 10,000 self-owned trucks, over 9,700 were high capacity 15 to 17-meter-long models as of September 30, 2024, compared to over 9,300 as of September 30, 2023.
•	Number of line-haul routes between sorting hubs was over 3,900 as of September 30, 2024, compared to over 3,800 as of September 30, 2023.
•	Number of sorting hubs was 95 as of September 30, 2024, among which 91 are operated by the Company and 4 by the Company’s network partners.

(1)	An investor relations presentation accompanies this earnings release and can be found at http://zto.investorroom.com.
(2)	Adjusted net income is a non-GAAP financial measure, which is defined as net income before share-based compensation expense and non-recurring items such as impairment of investments in equity investees, gain/(loss) on disposal of equity investment and subsidiary and corresponding tax impact which management aims to better represent the underlying business operations.
(3)	Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income before depreciation, amortization, interest expenses and income tax expenses, and further adjusted to exclude the share-based compensation expense and non-recurring items such as impairment of investments in equity investees, gain/(loss) on disposal of equity investment and subsidiary which management aims to better represent the underlying business operations.
(4)	One ADS represents one Class A ordinary share.
(5)	Adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders is a non-GAAP financial measure. It is defined as adjusted net income attributable to ordinary shareholders divided by weighted average number of basic and diluted American depositary shares, respectively.

Mr. Meisong Lai, Founder, Chairman and Chief Executive Officer of ZTO, commented, “During the third quarter, ZTO maintained high quality of services and customer satisfaction, and achieved 8.72 billion of parcel volume and 2.39 billion of adjusted net income. Our retail volume increased by over 40% year over year for the quarter as we systematically improved cooperations with various ecommerce platforms for reverse logistics, remote area delivery and premium services. Our strategy to improve volume mix has generated very positive contributions to both revenue and operating margin.”

Mr. Lai added, “For nearly a decade since ZTO took the number one position in the industry, volume leadership has always been one of our key priorities. The recent stimulus policies by the central government sent a very strong signal for its commitment to support China’s economic recovery and long-term growth. In the meantime, the downgrade of consumer spending may still be present for a while before an economic turnaround takes place. Volume leadership is the cornerstone of our business. We are setting plans in motion to maintain high quality of services and customer satisfaction, to regain market share and widen our leadership in parcel volume while achieving a reasonable level of earnings.”

Ms. Huiping Yan, Chief Financial Officer of ZTO, commented, “ZTO’s core express ASP increased 1.8% for this quarter thanks to continued improvements in key accounts’ mix offsetting negative impact from lower per parcel weight and volume incentive increases. Combined unit sorting and transportation costs decreased 8.4%, or 6 cents benefiting from sustained productivity gain initiatives. SG&A as a percentage of revenue remained stable at approximately 5%. Cash flow from operating activities was 3.1 billion, and capital spending was 1.8 billion.”

Ms. Yan added, “The express delivery industry experienced high growth contrary to the soft macroeconomic conditions. We have guided down our annual volume targets based on the visibility we have for the year. The increasing proportion of low-value ecommerce packages presented new challenges to the execution of our overall strategy to achieve continuous and simultaneous growth or improvements in quality of services, volume market share and profit. We are making modifications to rebalance our resource allocation as well as key network pricing approaches to regain volume growth momentum and expand our existing market share lead. Our quality of earnings will remain intact, and we are confident in maintaining our leadership in profitability in the industry.”

Third Quarter 2024 Unaudited Financial Results

	Three Months Ended September 30,					Nine Months Ended September 30,
	2023		2024			2023		2024
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Express delivery services	8,341,620	91.9	9,812,807	1,398,314	91.9	25,728,807	92.6	28,928,902	4,122,336	92.2
Freight forwarding services	238,565	2.6	240,491	34,270	2.3	670,162	2.4	676,480	96,398	2.2
Sale of accessories	460,870	5.1	588,233	83,823	5.5	1,297,486	4.7	1,653,717	235,653	5.3
Others	34,863	0.4	33,517	4,775	0.3	103,026	0.3	101,919	14,522	0.3
Total revenues	9,075,918	100.0	10,675,048	1,521,182	100.0	27,799,481	100.0	31,361,018	4,468,909	100.0

Total Revenues were RMB10,675.0 million (US$1,521.2 million), an increase of 17.6% from RMB9,075.9 million in the same period of 2023. Revenue from the core express delivery business increased by 18.1% compared to the same period of 2023 driven by a 15.9% growth in parcel volume and a 1.8% increase in unit price. KA revenue including delivery fees from direct sales organizations, established to serve core express KA customers, increased by 122.1% as the proportion of higher-valued parcels such as returned parcels from e-commerce platforms continued to increase. Revenue from freight forwarding services increased by 0.8% compared to the same period of 2023. Revenue from sales of accessories, largely consisted of sales of thermal paper used for digital waybills’ printing, increased by 27.6%. Other revenues were derived mainly from financing services.

	Three Months Ended September 30,					Nine Months Ended September 30,
	2023		2024			2023		2024
		% of			% of		% of			% of
	RMB	revenues	RMB	US$	revenues	RMB	revenues	RMB	US$	revenues

	(in thousands, except percentages)
Line-haul transportation cost	3,245,767	35.8	3,398,007	484,212	31.8	9,627,419	34.6	10,052,623	1,432,487	32.1
Sorting hub operating cost	2,048,438	22.6	2,224,206	316,947	20.8	5,996,475	21.6	6,620,077	943,353	21.1
Freight forwarding cost	221,742	2.4	226,111	32,221	2.1	626,986	2.3	631,217	89,948	2.0
Cost of accessories sold	117,036	1.3	161,648	23,035	1.5	351,164	1.3	454,788	64,807	1.5
Other costs	736,491	8.1	1,330,265	189,560	12.6	2,663,160	9.5	3,644,940	519,400	11.5
Total cost of revenues	6,369,474	70.2	7,340,237	1,045,975	68.8	19,265,204	69.3	21,403,645	3,049,995	68.2

Total cost of revenues was RMB7,340.2 million (US$1,046.0 million), an increase of 15.2% from RMB6,369.5 million in the same period last year.

Line-haul transportation cost was RMB3,398.0 million (US$484.2 million), an increase of 4.7% from RMB3,245.8 million in the same period last year. The unit transportation cost decreased 9.7% or 4 cents mainly attributable to better economies of scale and improved load rate through more effective route planning.

Sorting hub operating cost was RMB2,224.2 million (US$316.9 million), an increase of 8.6% from RMB2,048.4 million in the same period last year. The increase primarily consisted of (i) RMB108.0 million (US$15.4 million) increase in labor-associated costs, a net result of wage increases partially offset by automation-driven efficiency improvements and (ii) RMB74.9 million (US$10.7 million) increase in depreciation and amortization costs associated with expansion of automation equipment and facility upgrades to further improve the transit efficiency. With standardization in operating procedures, effective performance evaluation system, sorting hub operating cost per unit decreased 6.4% or 2 cents. As of September 30, 2024, there were 535 sets of automated sorting equipment in service, compared to 482 sets as of September 30, 2023.

Cost of accessories sold was RMB161.6 million (US$23.0 million), increased 38.1% compared with RMB117.0 million in the same period last year.

Other costs were RMB1,330.3 million (US$189.6 million), increased 80.6% from RMB736.5 million in the same period last year, included costs for serving higher-valued enterprise customers which increased by RMB546.8 million (US$77.9 million).

Gross Profit was RMB3,334.8 million (US$475.2 million), increased by 23.2% from RMB2,706.4 million in the same period last year. Gross margin rate improved to 31.2% from 29.8% in the same period last year.

Total Operating Expenses were RMB493.0 million (US$70.3 million), compared to RMB282.8 million in the same period last year.

Selling, general and administrative expenses were RMB544.6 million (US$77.6 million), increased by 25.6% from RMB433.7 million in the same period last year, mainly due to (i) RMB74.1 million (US$10.6 million) change in credit loss provision for financing services, and (ii) disposal losses of RMB41.1 million (US$5.9 million) on fixed assets.

Other operating income, net was RMB51.6 million (US$7.3 million), compared to RMB150.9 million in the same period last year. Other operating income mainly consisted of (i) RMB43.4 million (US$6.2 million) of rental income, and (ii) RMB8.2 million (US$1.2 million) of government subsidies and tax rebates.

Income from operations was RMB2,841.8 million (US$405.0 million), an increase of 17.3% from RMB2,423.6 million for the same period last year. Operating margin rate decreased to 26.6% from 26.7% in the same period last year.

Interest income was RMB238.5 million (US$34.0 million), compared with RMB246.4 million in the same period last year.

Interest expenses was RMB66.4 million (US$9.5 million), compared with RMB83.8 million in the same period last year.

Loss from fair value changes of financial instruments was RMB62.7 million (US$8.9 million), compared with a gain of RMB8.6 million in the same period last year. The large swing in USD and RMB exchange rate near quarter end caused a RMB94.9 million (US$13.5 million) unrealized foreign exchange loss related to cash management products.

Income tax expenses were RMB555.0 million (US$79.1 million) compared to RMB271.4 million in the same period last year. In the third quarter of 2023, Shanghai Zhongtongji Network Technology Co., Ltd.(上海中通吉網絡技術有限公司), a wholly-owned subsidiary of the Company, received an income tax refund of RMB207.1 million for being a “Key Software Enterprise” for the tax year 2022.

Net income was RMB2,379.0 million (US$339.0 million), which increased by 1.3% from RMB2,349.6 million in the same period last year.

Basic and diluted earnings per ADS attributable to ordinary shareholders were RMB2.98 (US$0.42) and RMB2.90 (US$0.41), compared to basic and diluted earnings per ADS of RMB2.91 and RMB2.84 in the same period last year, respectively.

Adjusted basic and diluted earnings per ADS attributable to ordinary shareholders were RMB2.99 (US$0.43) and RMB2.91 (US$0.41), compared with RMB2.89 and RMB2.83 in the same period last year, respectively.

Adjusted net income was RMB2,387.3 million (US$340.2 million), compared with RMB2,340.7 million during the same period last year.

EBITDA[1] was RMB3,731.3 million (US$531.7 million), compared with RMB3,449.5 million in the same period last year.

Adjusted EBITDA was RMB3,729.5 million (US$532.8million), compared to RMB3,438.6 million in the same period last year.

Net cash provided by operating activities was RMB3,112.0 million (US$443.5 million), compared with RMB2,938.1 million in the same period last year.

(1)	EBITDA is a non-GAAP financial measure, which is defined as net income before depreciation, amortization, interest expenses and income tax expenses which management aims to better represent the underlying business operations.

Business Outlook

Based on current market and operating conditions, the Company revises its previously stated annual guidance. Parcel volume for 2024 is expected to be in the range of 33.7 billion to 33.9 billion, representing a 11.6% to 12.3% increase year over year. Such estimates represent management’s current and preliminary view, which are subject to change.

Exchange Rate

This announcement contains translation of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB7.0176 to US$1.00, the noon buying rate on September 30, 2024 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve Systems.

Use of Non-GAAP Financial Measures

The Company uses EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders, and adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders, each a non-GAAP financial measure, in evaluating ZTO’s operating results and for financial and operational decision-making purposes.

Reconciliations of the Company’s non-GAAP financial measures to its U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

The Company believes that such Non-GAAP measures help identify underlying trends in ZTO’s business that could otherwise be distorted by the effect of the related expenses and gains that the Company includes in income from operations and net income. The Company believes that EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by ZTO’s management in its financial and operational decision-making.

EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders should not be considered in isolation or construed as an alternative to net income or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to compare the historical non-GAAP financial measures to the most directly comparable GAAP measures. EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to ZTO’s data. ZTO encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

Conference Call Information

ZTO’s management team will host an earnings conference call at 7:30 PM U.S. Eastern Time on Tuesday, November 19, 2024 (8:30 AM Beijing Time on November 20, 2024).

Dial-in details for the earnings conference call are as follows:

United States:	1-888-317-6003
Hong Kong:	800-963-976
Mainland China:	4001-206-115
Singapore:	800-120-5863
International:	1-412-317-6061
Passcode:	0501133

Please dial in 15 minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until November 26, 2024:

United States:	1-877-344-7529
International:	1-412-317-0088
Passcode:	1609584

Additionally, a live and archived webcast of the conference call will be available at http://zto.investorroom.com.

About ZTO Express (Cayman) Inc.

ZTO Express (Cayman) Inc. (NYSE: ZTO and SEHK:2057) (“ZTO” or the “Company”) is a leading and fast-growing express delivery company in China. ZTO provides express delivery service as well as other value-added logistics services through its extensive and reliable nationwide network coverage in China.

ZTO operates a highly scalable network partner model, which the Company believes is best suited to support the significant growth of e-commerce in China. The Company leverages its network partners to provide pickup and last-mile delivery services, while controlling the mission-critical line-haul transportation and sorting network within the express delivery service value chain.

For more information, please visit http://zto.investorroom.com.

Safe Harbor Statement

This announcement contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and other similar expressions. Among other things, the business outlook and quotations from management in this announcement contain forward-looking statements. ZTO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “HKEX”), in its interim and annual reports to shareholders, in announcements, circulars or other publications made on the website of the HKEX, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including but not limited to statements about ZTO’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: risks relating to the development of the e-commerce and express delivery industries in China; its significant reliance on certain third-party e-commerce platforms; risks associated with its network partners and their employees and personnel; intense competition which could adversely affect the Company’s results of operations and market share; any service disruption of the Company’s sorting hubs or the outlets operated by its network partners or its technology system; ZTO’s ability to build its brand and withstand negative publicity, or other favorable government policies. Further information regarding these and other risks is included in ZTO’s filings with the SEC and the HKEX. All information provided in this announcement is as of the date of this announcement, and ZTO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

UNAUDITED CONSOLIDATED FINANCIAL DATA

Summary of Unaudited Consolidated Comprehensive Income Data:

	Three Months Ended September 30,			Nine Months Ended September 30,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$

	(in thousands, except for share and per share data)
Revenues	9,075,918	10,675,048	1,521,182	27,799,481	31,361,018	4,468,909
Cost of revenues	(6,369,474)	(7,340,237)	(1,045,975)	(19,265,204)	(21,403,645)	(3,049,995)
Gross profit	2,706,444	3,334,811	475,207	8,534,277	9,957,373	1,418,914
Operating (expenses)/income:
Selling, general and administrative	(433,682)	(544,573)	(77,601)	(1,724,896)	(2,034,192)	(289,870)
Other operating income, net	150,850	51,552	7,346	443,448	400,507	57,072
Total operating expenses	(282,832)	(493,021)	(70,255)	(1,281,448)	(1,633,685)	(232,798)
Income from operations	2,423,612	2,841,790	404,952	7,252,829	8,323,688	1,186,116
Other income/(expenses):
Interest income	246,362	238,510	33,987	505,382	771,608	109,953
Interest expense	(83,801)	(66,364)	(9,457)	(227,729)	(266,135)	(37,924)
Gain/(loss) from fair value changes of financial instruments	8,551	(62,699)	(8,935)	215,764	34,883	4,971
Gain/(loss) on disposal of equity investees, subsidiary and others	10,838	(1,440)	(205)	10,074	10,694	1,524
Impairment of investments in equity investees	-	-	-	-	(672,816)	(95,876)
Foreign currency exchange gain before tax	4,650	(38,174)	(5,440)	75,571	(17,612)	(2,510)
Income before income tax, and share of loss in equity method investments	2,610,212	2,911,623	414,902	7,831,891	8,184,310	1,166,254
Income tax expense	(271,387)	(554,959)	(79,081)	(1,301,979)	(1,786,275)	(254,542)
Share of gain in equity method investments	10,785	22,378	3,189	14,732	42,751	6,092
Net income	2,349,610	2,379,042	339,010	6,544,644	6,440,786	917,804
Net (income)/loss attributable to non- controlling interests	(4,452)	17,255	2,459	12,054	(6,641)	(946)
Net income attributable to ZTO Express (Cayman) Inc.	2,345,158	2,396,297	341,469	6,556,698	6,434,145	916,858
Net income attributable to ordinary shareholders	2,345,158	2,396,297	341,469	6,556,698	6,434,145	916,858
Net earnings per share attributed to ordinary shareholders
Basic	2.91	2.98	0.42	8.11	7.99	1.14
Diluted	2.84	2.90	0.41	7.94	7.80	1.11
Weighted average shares used in calculating net earnings per ordinary share/ADS
Basic	807,081,026	804,565,579	804,565,579	808,298,164	805,388,468	805,388,468
Diluted	838,290,093	838,131,679	838,131,679	839,507,232	838,954,568	838,954,568
Net income	2,349,610	2,379,042	339,010	6,544,644	6,440,786	917,804
Other comprehensive income/(loss), net of tax of nil:
Foreign currency translation adjustment	(32,832)	137,698	19,622	(174,729)	20,138	2,870
Comprehensive income	2,316,778	2,516,740	358,632	6,369,915	6,460,924	920,674
Comprehensive (income)/loss attributable to non-controlling interests	(4,452)	17,255	2,459	12,054	(6,641)	(946)
Comprehensive income attributable to ZTO Express (Cayman) Inc.	2,312,326	2,533,995	361,091	6,381,969	6,454,283	919,728

Unaudited Consolidated Balance Sheets Data:

	As of
	December 31,	September 30,
	2023	2024
	RMB	RMB	US$

	(in thousands, except for share data)
ASSETS
Current assets:
Cash and cash equivalents	12,333,884	11,703,151	1,667,686
Restricted cash	686,568	32,350	4,610
Accounts receivable, net	572,558	782,772	111,544
Financing receivables	1,135,445	1,272,992	181,400
Short-term investment	7,454,633	11,213,470	1,597,907
Inventories	28,074	27,651	3,940
Advances to suppliers	821,942	862,789	122,946
Prepayments and other current assets	3,772,377	4,162,249	593,116
Amounts due from related parties	148,067	99,206	14,137
Total current assets	26,953,548	30,156,630	4,297,286
Investments in equity investees	3,455,119	2,092,880	298,233
Property and equipment, net	32,181,025	33,591,675	4,786,775
Land use rights, net	5,637,101	6,097,476	868,883
Intangible assets, net	23,240	18,592	2,649
Operating lease right-of-use assets	672,193	573,209	81,682
Goodwill	4,241,541	4,241,541	604,415
Deferred tax assets	879,772	711,368	101,369
Long-term investment	12,170,881	13,511,938	1,925,436
Long-term financing receivables	964,780	850,440	121,187
Other non-current assets	701,758	953,451	135,866
Amounts due from related parties-non current	584,263	520,833	74,218
TOTAL ASSETS	88,465,221	93,320,033	13,297,999
LIABILITIES AND EQUITY
Current liabilities
Short-term bank borrowing	7,765,990	10,770,422	1,534,773
Accounts payable	2,557,010	2,112,632	301,048
Advances from customers	1,745,727	1,662,922	236,964
Income tax payable	333,257	316,260	45,067
Amounts due to related parties	234,683	154,447	22,009
Operating lease liabilities	186,253	166,392	23,711
Dividends payable	1,548	1,993,865	284,123
Convertible bond	-	6,979,057	994,508
Other current liabilities	7,236,716	7,126,793	1,015,558
Total current liabilities	20,061,184	31,282,790	4,457,761
Non-current operating lease liabilities	455,879	374,057	53,303
Deferred tax liabilities	638,200	541,115	77,108
Convertible bond	7,029,550	-	-
TOTAL LIABILITIES	28,184,813	32,197,962	4,588,172
Shareholders’ equity
Ordinary shares (US$0.0001 par value; 10,000,000,000 shares authorized; 812,866,663 shares issued and 804,719,252 shares outstanding as of December 31, 2023; 810,339,182 shares issued and 804,140,620 shares outstanding as of September 30, 2024)	525	523	75
Additional paid-in capital	24,201,745	24,383,137	3,474,569
Treasury shares, at cost	(510,986)	(337,541)	(48,099)
Retained earnings	36,301,185	36,715,863	5,231,969
Accumulated other comprehensive loss	(190,724)	(170,586)	(24,308)
ZTO Express (Cayman) Inc. shareholders’ equity	59,801,745	60,591,396	8,634,206
Non-controlling interests	478,663	530,675	75,621
Total Equity	60,280,408	61,122,071	8,709,827
TOTAL LIABILITIES AND EQUITY	88,465,221	93,320,033	13,297,999

Summary of Unaudited Consolidated Cash Flow Data:

	Three Months Ended September 30,			Nine Months Ended September 30,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$

	(in thousands)
Net cash provided by operating activities	2,938,104	3,111,972	443,452	9,437,682	8,623,087	1,228,780
Net cash used in investing activities	(4,025,760)	(1,910,131)	(272,191)	(13,433,920)	(8,955,072)	(1,276,088)
Net cash provided by/(used in) financing activities	2,529,988	10,183	1,451	1,396,265	(963,309)	(137,270)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	9,459	(43,349)	(6,176)	105,393	(8,272)	(1,178)
Net increase/(decrease) in cash, cash equivalents and restricted cash	1,451,791	1,168,675	166,536	(2,494,580)	(1,303,566)	(185,756)
Cash, cash equivalents and restricted cash at beginning of period	8,656,716	10,579,069	1,507,505	12,603,087	13,051,310	1,859,797
Cash, cash equivalents and restricted cash at end of period	10,108,507	11,747,744	1,674,041	10,108,507	11,747,744	1,674,041

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the condensed consolidated balance sheets that sum to the total of the same such amounts shown in the condensed consolidated statements of cash flows:

	As of
	September 30,	September 30,
	2023	2024
	RMB	RMB	US$

		(in thousands)
Cash and cash equivalents	9,284,625	11,703,151	1,667,686
Restricted cash, current	793,037	32,350	4,610
Restricted cash, non-current	30,845	12,243	1,745
Total cash, cash equivalents and restricted cash	10,108,507	11,747,744	1,674,041

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended September 30,			Nine Months Ended September 30,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$

	(in thousands, except for share and per share data)
Net income	2,349,610	2,379,042	339,010	6,544,644	6,440,786	917,804
Add:
Share-based compensation expense (1)	-	6,769	965	254,976	311,924	44,449
Impairment of investments in equity investees (1)	-	-	-	-	672,816	95,876
(Gain)/loss on disposal of equity investees and subsidiary, net of income taxes	(8,866)	1,440	205	(8,102)	(8,507)	(1,212)
Adjusted net income	2,340,744	2,387,251	340,180	6,791,518	7,417,019	1,056,917

Net income	2,349,610	2,379,042	339,010	6,544,644	6,440,786	917,804
Add:
Depreciation	712,734	695,241	99,071	2,035,702	2,168,290	308,979
Amortization	31,951	35,709	5,088	100,535	104,034	14,825
Interest expenses	83,801	66,364	9,457	227,729	266,135	37,924
Income tax expenses	271,387	554,959	79,081	1,301,979	1,786,275	254,542
EBITDA	3,449,483	3,731,315	531,707	10,210,589	10,765,520	1,534,074

Add:
Share-based compensation expense	-	6,769	965	254,976	311,924	44,449
Impairment of investments in equity investees	-	-	-	-	672,816	95,876
(Gain)/loss on disposal of equity investees and subsidiary	(10,838)	1,440	205	(10,074)	(10,694)	(1,524)
Adjusted EBITDA	3,438,645	3,739,524	532,877	10,455,491	11,739,566	1,672,875

(1) Net of income taxes of nil

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended September 30,			Nine Months Ended September 30,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$

	(in thousands, except for share and per share data)
Net income attributable to ordinary shareholders	2,345,158	2,396,297	341,469	6,556,698	6,434,145	916,858
Add:
Share-based compensation expense (1)	-	6,769	965	254,976	311,924	44,449
Impairment of investments in equity investees (1)	-	-	-	-	672,816	95,876
(Gain)/loss on disposal of equity investees and subsidiary, net of income taxes	(8,866)	1,440	205	(8,102)	(8,507)	(1,212)
Adjusted Net income attributable to ordinary shareholders	2,336,292	2,404,506	342,639	6,803,572	7,410,378	1,055,971

Weighted average shares used in calculating net earnings per ordinary share/ADS
Basic	807,081,026	804,565,579	804,565,579	808,298,164	805,388,468	805,388,468
Diluted	838,290,093	838,131,679	838,131,679	839,507,232	838,954,568	838,954,568

Net earnings per share/ADS attributable to ordinary shareholders
Basic	2.91	2.98	0.42	8.11	7.99	1.14
Diluted	2.84	2.90	0.41	7.94	7.80	1.11

Adjusted net earnings per share/ADS attributable to ordinary shareholders
Basic	2.89	2.99	0.43	8.42	9.20	1.31
Diluted	2.83	2.91	0.41	8.24	8.96	1.28

(1) Net of income taxes of nil

For investor and media inquiries, please contact:

ZTO Express (Cayman) Inc.

Investor Relations

E-mail: ir@zto.com

Phone: +86 21 5980 4508